UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BIOCERES CROP SOLUTIONS CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Warrants to Purchase Ordinary Shares
(Title of Class of Securities)
G1117K106*
(CUSIP Number of Public Warrants)

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
BIOCERES CROP SOLUTIONS CORP.
(Name of Subject Company (Issuer))
BIOCERES CROP SOLUTIONS CORP.
BIOCERES LLC
BIOCERES S.A.
(Name of Filing Person(s))
Warrants to Purchase Ordinary Shares
(Title of Class of Securities)
G1117K106
(CUSIP Number of Public Warrants)
Federico Trucco
Chief Executive Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
Phone: +54-341-4861122
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Matthew S. Poulter, Esq.
Peter Cohen-Millstein, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE
Transaction valuation**	Amount of filing fee
$3,509,000	$455.47

*
The warrants of Bioceres Crop Solutions Corp. (the “Company”) that are publicly traded have a CUSIP number of G1117K106. The CUSIP number for the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), is G1117K114.

**
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is offering holders of 24,200,000 of the Company’s warrants (the “Warrants”) the opportunity to exchange such Warrants for either 0.12 of the Company’s Ordinary Shares or $0.45 in cash per Warrant, without interest, at the election of the holder. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Exchange Act, which equals $129.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants as reported on the NYSE American (the “NYSE”) on July 24, 2020, which was $0.145.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendments to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION
This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) is being filed by Bioceres Crop Solutions Corp. (the “Company” or “BIOX” or “we”, “us” or “our”), Bioceres LLC and Bioceres S.A. pursuant to Rule 13e-3 and, solely with respect to the Company, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer to exchange any and all of the Company’s 24,200,000 outstanding warrants (the “Warrants”), each of which is exercisable for one share of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for either 0.12 Ordinary Shares (the “Exchange Shares”) or $0.45 in cash per Warrant, without interest (the “Cash Consideration”, and together with the Exchange Shares, the “Exchange Consideration”), at the election of the holder. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange, dated July 27, 2020 (the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(E), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).
This Schedule TO is intended to satisfy the reporting requirements of a Tender Offer Statement on Schedule TO of BIOX, a Schedule 13E-3 Transaction Statement of BIOX, a Schedule 13E-3 Transaction Statement of Bioceres LLC and a Schedule 13E-3 Transaction Statement of Bioceres S.A. pursuant to Rule 13e-4(c)(2) and Rule 13e-3(d)(1) under the Exchange Act. All information in the Offer to Exchange and the Letter of Election and Transmittal is hereby expressly incorporated by reference in response to all of the items in this Schedule TO and as more particularly set forth below, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.
The Offer is being made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 3(a)(9) of the Securities Act. The Company has not filed and will not file a registration statement under the Securities Act or any other federal or state securities laws with respect to the Offer.
Item 1.
Summary Term Sheet.

The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   Name and Address.
The name of the issuer is Bioceres Crop Solutions Corp. The address of the Company’s principal executive office is: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. The Company’s telephone number is +54 341-486-1100.
(b)   Securities.
The subject class of securities consist of all 24,200,000 currently outstanding Warrants, each of which is exercisable for one share of the Company’s Ordinary Shares. The information set forth in the section of the Offer to Exchange titled “The Offer — Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.
(c)   Trading Market and Price.
The information set forth in the section of the Offer to Exchange titled “The Offer — Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.
(d)   Dividends.
The information set forth in the section of the Offer to Exchange titled “The Offer — Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.

(e)   Prior Public Offerings.
The information set forth in the section of the Offer to Exchange titled “The Offer — Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.
(f)   Prior Securities Purchases.
The information set forth in the section of the Offer to Exchange titled “The Offer — Section 10. Information Concerning the Company” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Persons.

(a)   Name and Address — the Company.
The Company is the subject company and one of the filing persons. The business address and telephone number of the Company are set forth under Item 2(a) above.
The business address of each director and executive officer is Bioceres Crop Solutions Corp., Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina and the telephone number for each such person is +54 341-4861122.
(b)   Name and Address — Bioceres LLC and Bioceres S.A.
Bioceres LLC, a Delaware limited liability company, is the controlling shareholder of the Company and one of the filing persons. Bioceres S.A., a company organized under the laws of Argentina, is the parent company of Bioceres LLC and the ultimate beneficial holder of ordinary shares held by Bioceres LLC. The business address of Bioceres LLC is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801-1120, and the telephone number of Bioceres LLC is +54 341-486-1100. The business address of Bioceres S.A. is Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. The business address of each director and executive officer of each entity is Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. As of July 24, 2020, Bioceres LLC owned (and Bioceres S.A. beneficially owned) 20,684,540 Ordinary Shares and controlled the power to vote or direct the vote of an additional 3,061,181 Ordinary Shares, which beneficial ownership of 23,745,721 shares constitutes approximately 65.79% of the Company’s issued and outstanding Ordinary Shares (based on 36,089,087 Ordinary Shares issued and outstanding as of July 24, 2020).
In the past five years, neither Bioceres LLC nor Bioceres S.A. has been convicted in a criminal proceeding or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining Bioceres LLC or Bioceres S.A. from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4.
Terms of the Transaction

(a)   Material Terms.
(1)(i)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 1. Number of Warrants; Exchange Consideration” is incorporated herein by reference.
(1)(ii)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer — Section 1. Number of Warrants; Exchange Consideration” and “The Offer — Section 4. Exchange of Warrants and Payment of Exchange Consideration” is incorporated herein by reference.
(1)(iii)   The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 1. Number of Warrants; Exchange Consideration” is incorporated herein by reference.

(1)(iv)   Not applicable.
(1)(v)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer — Section 5. Conditions of the Offer” and “The Offer — Section 12. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.
(1)(vi)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 3. Withdrawal Rights” is incorporated herein by reference.
(1)(vii)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer — Section 2. Procedures for Tendering Warrants” and “The Offer — Section 3. Withdrawal Rights” is incorporated herein by reference.
(1)(viii)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 4. Exchange of Warrants and Payment of Exchange Consideration” is incorporated herein by reference.
(1)(ix)   Not applicable.
(1)(x)   Not applicable.
(1)(xi)   Not applicable.
(1)(xii)   The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Special Factors — Section 4. Material United States Federal Income Tax Considerations” and “Special Factors — Section 5. Material Cayman Islands Tax Considerations” is incorporated herein by reference.
(2)(i)−(vii)   Not applicable.
(b)   Purchases.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.
(c)   Different Terms.
None.
(d)   Appraisal Rights.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.
(e)   Provisions for unaffiliated security holders.
None.
(f)   Eligibility for listing or trading.
Not applicable.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a)   Transactions.
Except as set forth directly below, the information set forth in the sections “Liquidity and Capital Resources” and “Major Shareholders and Related Party Transactions — Related Person Transactions” of the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2019, is incorporated by reference in the section of the Offer to Exchange titled “WHERE YOU CAN FIND MORE INFORMATION,” which is incorporated herein by reference.
Research and Development Services Agreements with Instituto de Agrobiotecnología Rosario S.A., an affiliate of the Company (“INDEAR”)
With respect to those certain Research and Development Services Agreements with INDEAR, (a) the compensation paid by Rizobacter Argentina S.A. during the one-year term of such agreement is an amount equal to $1.2 million and (b) the compensation paid by Bioceres Semillas SAU during the one-year term of such agreement is an amount equal to $0.3 million.
Field Station Lease Agreement
INDEAR entered into a field station lease agreement with Rizobacter Argentina S.A., pursuant to which Rizobacter Argentina S.A. leases its field station located in Pergamino. The lease agreement has an initial term of three years from the date of effectiveness, with options to renew for one-year terms thereafter. INDEAR is required to pay an annual amount equal to $54,000 to Rizobacter Argentina S.A., and INDEAR has further agreed to indemnify Rizobacter Argentina S.A. for any liability that arises during the term of such lease agreement.
Deposit and Storage Agreement
Synertech Industrias S.A. entered into a deposit and storage services agreement with Rizobacter Argentina S.A. (the “Deposit Agreement”), pursuant to which Rizobacter Argentina S.A. began to storage certain Synertech products as of July 1, 2018. The Deposit Agreement has an initial term of four years from the effective date thereof, with extension terms available upon mutual agreement of the parties thereto. In return for the deposit and storages services, Synertech Industrias S.A pays a monthly amount equal to $6,500 to Rizobacter Argentina S.A. Rizobacter Argentina S.A. has agreed to indemnify Synertech Industrias S.A. for any liability that arises during the term of the Deposit Agreement related to the storage of the products.
Management Agreement with Verdeca LLC
The Company entered into a Management Agreement dated September 1, 2019 with Verdeca LLC (the “Management Agreement”), pursuant to which the Company provides management services with respect to the HB4 soybean seed production program in Argentina. The Management Agreement has a three-year term from the effective date thereof. Verdeca LLC is required to pay the Company an annual amount pursuant to a budget approved by the parties. The Management Agreement further provides that all rights, titles and interest in or to the results and/or the intellectual property related thereto will vest in and be owned by Verdeca LLC.
Synertech Industrias S.A. Service Agreement
With respect to the Service Agreement dated June 30, 2016, by and between Synertech Industrias S.A. and Rizobacter Argentina S.A. (the “Synertech Services Agreement”), (a) the initial term is five years from the effective date and extensions thereto, with extension terms available upon the mutual agreement of the parties thereto and (b) Synertech Industrias S.A. agrees to pay an amount equal to $19,465 each month to Rizobacter Argentina S.A..
Other Related Party Transactions
Ricardo Yapur, Managing Director of Rizobacter Argentina S.A. purchased products of Rizobacter Argentina S.A. during fiscal year ended June 30, 2018 and 2019, for $0.2 million and $0.3 million, respectively, and $0.4 million for the nine-month period ended March 31, 2020.
(b)   Significant corporate events.
Not applicable.

(c)   Negotiations or contacts.
Not applicable.
(e)   Agreements Involving the Subject Company’s Securities.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer — Section 8. Interests of Directors and Executive Officers,” and “The Offer — Section 10. Information Concerning the Company” is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer — Section 10. Information Concerning the Company” is incorporated herein by reference.
(b)   Use of Securities Acquired.
The information set forth in the section of the Offer to Exchange titled “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.
(c)   Plans.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer — Section 6. Price Range of Ordinary Shares and Warrants; Dividends,” “The Offer — Section 10. Information Concerning the Company” is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a)   Sources of Funds.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” and “The Offer — Section 7. Source and Amount of Funds” is incorporated herein by reference.
(b)   Conditions.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 5. Conditions of the Offer” is incorporated herein by reference.
(c)   Expenses.
The information set forth in the sections of the Offer to Exchange titled “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference.
(d)   Borrowed funds.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 5. Conditions of the Offer” is incorporated herein by reference.
Item 8.
Interest in Securities of the Subject Company.

(a)   Securities Ownership.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

(b)   Securities Transactions.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference.
None of the Company, the Company’s board of directors, Oberon Securities, LLC, Innisfree M&A Incorporated, the information agent for the Offer, or Continental Stock Transfer & Trust Company, the depositary for the Offer, is making any recommendation to you as to whether to tender or refrain from tendering your Warrants pursuant to the Offer. You must make your own decision as to whether to tender your Warrants and, if so, how many Warrants to tender. In doing so, you should read carefully the information in the Offer to Exchange and in the related Letter of Election and Transmittal, including the purposes and effects of the Offer. See “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects.” You should discuss whether to tender your Warrants, and if you do tender, whether to elect the Exchange Shares or the Cash Consideration, with your own broker or other financial or tax advisor, if any.
(b)   Employees and corporate assets.
Not applicable.
Item 10.
Financial Statements.

(a)   Financial Information.
The information set forth section of the Offer to Exchange titled “The Offer — Section 9. Financial Information Regarding the Company” is incorporated herein by reference.
(b)   Pro Forma Information.
Not applicable.
(c)   Summary information.
The information set forth in the section of the Offer to Exchange titled “The Offer — Section 9. Financial Information Regarding the Company” is incorporated herein by reference.
Item 11.
Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer — Section 8. Interests of Directors and Executive Officers” and the Letter of Election and Transmittal, a copy of which is filed as Exhibit (a)(1)(E) hereto, is incorporated herein by reference.
(b)
Information required by Item 402(t)(2) and (3) of §229.402(t)(2) and (3) and in the tabular format set forth in Item 402(t)(1) of §229.402(t)(1).

Not applicable.

(c)   Other Material Information.
The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer — Section 11. Certain Legal Matters; Regulatory Approvals,” “The Offer — Section 14. Miscellaneous” and “Where You Can Find More Information” is incorporated herein by reference.
Bioceres Crop Solutions Corp. will amend this Schedule to include documents that it may file with the SEC after the date of the Offer to Exchange pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended, and prior to the expiration of the Offer, to the extent required by Rules 13e-4(d)(2) and 13e-3(e)(2) of the Securities Exchange Act of 1934, as amended.
Item 12.
Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange, dated July 27, 2020.
(a)(1)(B)*	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Union Acquisition Corp.
(a)(1)(C)*	Tender and Lock-Up Agreement, dated as of July 27, 2020, between BIOX and Bioceres LLC.
(a)(1)(D)*	Tender Agreement, dated as of July 27, 2020, among BIOX, Union Group International Holdings Limited and Union Acquisition Associates, LLC.
(a)(1)(E)*	Letter of Election and Transmittal to Tender Warrants.
(a)(1)(F)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Press Release, dated July 27, 2020, announcing the exchange offer for the Warrants.
(b)	Not applicable.
(c)*	Fairness Opinion of Oberon Securities, LLC, dated as of July 25, 2020.
(d)(1)**	Amended and Restated Memorandum and Articles of Association of the Company (Incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 (File No. 333-231883), filed with the SEC on July 12, 2019).
(d)(2)**	Warrant Agreement, dated as of February 27, 2018, by and between Union Acquisition Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-38405), filed with the SEC on March 5, 2018).
(d)(3)**	Warrant Agreement, dated as of March 14, 2018, by and between the Company and Continental Stock Transfer & Trust (Incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).
(d)(4)**	Letter Agreement, dated as of December 19, 2018, with respect to Private Placement Warrants by and between Union Acquisition Corp. and the holders named therein (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018).
(d)(5)**	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among the Company, and the Investors named therein (Incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).

Exhibit Number	Description
(d)(6)**	Rizobacter Shareholders Agreement, dated as of March 5, 2019, by and among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

**
Previously filed.

Item 13.
Additional Information Required by Schedule 13E-3

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.
(a)   Purposes.
The information contained in “Summary Term Sheet and Questions and Answers” and “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.
(b)   Alternatives.
The information contained in “Summary Term Sheet and Questions and Answers” and “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.
(c)   Reasons.
The information contained in “Summary Term Sheet and Questions and Answers” and “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.
(d)   Effects.
Information about the Company
The information in the Offer to Exchange under the following sections is incorporated herein by reference: “Summary Term Sheet and Questions and Answers,” “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer — Section 10. Information Concerning the Company,” “Special Factors — Section 4. Material United States Federal Income Tax Considerations,” “Special Factors — Section 5. Material Cayman Islands Tax Considerations” and “Risk Factors.”
Information about Bioceres LLC and Bioceres S.A.
Upon successful completion of the Offer (including the exchange of each Warrant owned by Bioceres LLC for Exchange Shares) and (a) assuming that all Warrants are tendered for Cash Consideration, Bioceres LLC’s interest in (1) the net book value of the Company as of March 31, 2020 would have increased by $0.2 million, or 1%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have increased by $5,602, or 1%, or (b) assuming all Warrants are tendered for Exchange Shares, Bioceres LLC’s interest in (1) the net book value of the Company as of March 31, 2020 would have decreased by $1.6 million , or 5%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have decreased by $41,588, or 5%.

Schedule 13e-3, Item 8. Fairness of Transaction.
(a)   Fairness.
The information contained in “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
(b)   Factors considered in determining fairness.
The information contained in “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
(c)   Approval of security holders.
The information contained in “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
(d)   Unaffiliated representative.
The information contained in “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
(e)   Approval of directors.
The Offer was approved unanimously by the Company’s board of directors.
(f)   Other Offers.
The information set forth in the section “PART I — Introductory Note and Presentation of Financial and Other Information” of the Annual Report on Form 20-F for the year ended June 30, 2019, which is incorporated by reference in the section of the Offer to Exchange titled “WHERE YOU CAN FIND MORE INFORMATION,” is incorporated herein by reference.
Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.
(a)   Report, opinion or appraisal.
With respect to the Company, the information contained in “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” and “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
With respect to Bioceres LLC and Bioceres S.A., no report, opinion or appraisal materially related to the Offer was obtained by Bioceres LLC or Bioceres S.A..
(b)   Preparer and summary of the report, opinion or appraisal.
The information contained in “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” and “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
(c)   Availability of documents.
The information contained in “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects” and “Special Factors — Section 2. Fairness of the Offer” is incorporated herein by reference.
Schedule 13e-3, Item 12. The Solicitation or Recommendation.
(a)   Intent to tender or vote in a going-private transaction.
The information contained in “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects. The Offer — Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference. As set forth in Section 11 of the Offer, certain affiliates have advised the Company that they currently intend to tender Warrants in the Offer.
(b)   Recommendations of others.
No executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the Offer transaction.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 27, 2020
Bioceres Crop Solutions Corp.
By:
/s/ Federico Trucco

Name:   Federico Trucco
Title:    Chief Executive Officer
Bioceres LLC
By:
/s/ Gloria Montaron Estrada

Name:   Gloria Montaron Estrada
Title:    Manager
Bioceres S.A.
By:
/s/ Gloria Montaron Estrada

Name:   Gloria Montaron Estrada
Title:    Attorney-in-fact